

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group





05006673

4 February 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcements dated 31 January 2005 and 2 February 2005 respectively, Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by SCB of its entire isssued and paid-up capital of Silverstone Berhad, comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and b) Proposed restricted offer for sale of the Consideration Shares by SCB to its minority shareholders and/or placement to the members of public; and

2) General Announcement dated 2 February 2005, Re: a) Proposed disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion") to Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory) for a cash consideration of Rmb1; and b) Proposed settlement of inter-company balances due to Lion Rubber Industries Pte Ltd and Silverstone Berhad by Dong Feng Lion for a total cash consideration of Rmb60 million.

Please contact the undersigned for any queries.

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOI LIN
Secretary



cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Reference No MM-050131-60462

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Tan Keng Lin / Ho Ming Hon**
* Designation	:	**Director / Assistant Manager**

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY SCB OF ITS ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("CONSIDERATION SHARES") AND BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB")

(B) PROPOSED RESTRICTED OFFER FOR SALE OF THE CONSIDERATION SHARES BY SCB TO ITS MINORITY SHAREHOLDERS ("PROPOSED RESTRICTED OFFER FOR SALE") AND/OR PLACEMENT TO THE MEMBERS OF PUBLIC ("PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

* **Contents :-**

This announcement is dated 31 January 2005.

1. INTRODUCTION

On behalf of SCB, AmMerchant Bank Berhad **("AmMerchant Bank")** wishes to announce that SCB had, on 31 January 2005, entered into a Conditional Sale and Purchase of Shares Agreement (**"SPA"**) with QCL and LFIB for the proposed disposal by SCB of its entire issued and paid-up capital of SB, comprising 203,877,500 ordinary shares of RM1.00 each (**"Sale Shares"**), to QCL, a wholly owned subsidiary of LFIB, including the assumption by QCL the net inter-company liability due by SCB to SB as at the completion date of the Proposed Disposal of SB, for a total consideration of RM225 million (**"Disposal Consideration"**), to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB (**"Consideration Shares"**) to SCB at an issue price of RM2.74 per Consideration Share and balance of RM152,390,000 by way of deferred cash payments (**"Deferred Cash Payment"**).

Upon receiving the Consideration Shares, SCB proposes to dispose of all the Consideration Shares via the Proposed Restricted Offer for Sale and/or Placement as set out in Section 5.2 below.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

2. INFORMATION ON SB

SB was incorporated in Malaysia on 12 July 1986 under the Companies Act, 1965 as a private limited company under the name of Silverstone Tire & Rubber Co. Sdn Bhd. It changed its name to Silverstone Sdn Bhd on 29 July 1997. It was converted into a public limited company and adopted its current name on 30 July 1997.

As at 28 January 2005, SB had an authorised capital of RM210,000,000 comprising 210,000,000 ordinary shares of RM1.00 each **("Shares")**, and an issued and paid-up capital of RM203,877,500 comprising 203,877,500 Shares.

SB is principally involved in the business of manufacturing and selling tyres, rubber compounds and other related products. The principal activities of its subsidiary companies are the distribution of tyres, rubber compounds and other related products, and the retreading of tyres. Particulars of the subsidiary companies of SB are set out in Table 1.

The audited consolidated financial data of the SB Group for the five (5) financial years ended 30 June 2000 to 2004, are set out in Table 2.

3. INFORMATION ON QCL

QCL was incorporated in the British Virgin Islands as a private limited company under its current name on 22 September 2004.

As at 28 January 2005, QCL had an authorised capital of USD500,000 comprising 500,000 ordinary shares of USD1.00 each, and an issued and paid-up capital of USD1.00 comprising one (1) share.

QCL is principally an investment holding company.

4. INFORMATION ON LFIB

LFIB was incorporated in Malaysia on 8 March 1982 under the Companies Act, 1965 as a private limited company under the name of Posim Trading Co Sdn Bhd. It was converted to a public limited company and changed its name to Posim Berhad on 19 March 1991 and assumed its current name on 30 May 2003. LFIB was listed on the Second Board of Bursa Malaysia Securities Berhad **("Bursa Securities")** on 2 April 1992.

As at 28 January 2005, LFIB had an authorised capital of RM500,000,000 comprising 500,000,000 Shares, and an issued and paid-up capital of RM209,646,571 comprising 209,646,571 Shares.

The LFIB Group is principally involved in the following businesses:-

(a) Timber extraction, integrated wood-based activities, and pulp and paper mill operations;

(b) Distribution and trading of building materials and consumer goods;

(c) Manufacturing and distribution of petroleum products;

(d) Trading of spark plugs and automotive components;

(e) Hiring and distribution of industrial machines and equipment; and

(f) Trading of steel products.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

The audited consolidated financial data of the LFIB Group for the five (5) financial years ended 30 June 2000 to 2004 and the unaudited consolidated financial data of the LFIB Group for the three (3) months ended 30 September 2004, are set out in Table 3. The major contributor to the LFIB Group's profits is the pulp and paper mill operations of its subsidiary, Sabah Forest Industries Sdn Bhd.

The substantial shareholders and directors of LFIB as at 28 January 2005 are set out in Table 4.

5. DETAILS OF THE PROPOSALS

5.1 Proposed Disposal of SB

5.1.1 Salient Terms of the SPA

(a) Sale Shares Disposed of Free From Encumbrances

SCB will dispose of the Sale Shares to QCL free from all encumbrances and with all rights, benefits and advantages attached thereto including any dividends and other distributions which may be declared, made or paid on or after the date of the SPA.

The Sale Shares are currently encumbered in favour of the holders of SCB's bonds (**"Bonds"**) and consolidated and rescheduled debts (" **Debts"**), which were issued pursuant to the SCB Group's corporate and debt restructuring scheme which was implemented on 14 March 2003. SCB will seek the approval of the holders of the Bonds and Debts to release the encumbrance over the Sale Shares to facilitate the completion of the Proposed Disposal of SB.

(b) Settlement of Disposal Consideration

The disposal consideration of RM225 million will be satisfied via the issuance of the Consideration Shares and the Deferred Cash Payment. The Deferred Cash Payment is proposed to be settled in the following manner:-

(a) RM20 million on or before 15 December 2006;
(b) RM35 million on or before 15 December 2007;
(c) RM35 million on or before 15 December 2008; and
(d) RM62.39 million on or before 15 December 2009.

(c) Rights Attaching to Consideration Shares

The Consideration Shares shall rank pari passu in all respects with the then existing Shares of LFIB, except that they will not be entitled to any rights, dividends and/or distributions, which may be declared by LFIB for the financial year ending 30 June 2005.

Based on LFIB's issued and paid-up capital as at 28 January 2005 of RM209,646,571 comprising 209,646,571 ordinary share of RM1.00 each, the Consideration Shares would represent approximately 11.2% of LFIB's enlarged issued and paid-up capital upon the completion of the Proposed Disposal of SB.

(d) Completion

LFIB will issue the Consideration Shares to SCB within 30 business days from the date on which all the conditions precedent in respect of the Proposed Disposal of SB are fulfilled.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

(e) Deferred Cash Payment

The Deferred Cash Payment will be paid in four (4) instalments as stipulated above. An interest rate of 1% per annum above the base lending rate of Malayan Banking Berhad is payable on the respective due dates on yearly rests from the completion date of the Proposed Disposal of SB (**"Completion Date"**) until the due date for payment. In the event that the instalments are not paid on the respective due dates, SCB shall be entitled to charge a default rate of 1% per annum in addition to the aforementioned interest rate, calculated from the due date until the date of full payment.

As security for the Deferred Cash Payment, upon the completion of the Proposed Disposal of SB, LFIB shall simultaneously charge all the Sale Shares to SCB and the charge shall be proportionately released following each instalment payment made.

(f) Assumption of Liabilities by QCL

QCL will assume the amount payable by the SCB Group to SB as at the Completion Date. Save for the increase in the amount payable by SCB to SB due to interest charges and those transactions incurred in the ordinary course of business, the SCB Group shall not enter into any inter-company transaction that will result in the increase in the amount payable up to the Completion Date. As at 30 September 2004, the amount payable by the SCB Group to SB amounted to RM41.46 million.

(g) Subordinated Bond Agreement

In relation to the subordinated bond agreement dated 10 March 2003 between SB of the first part, SCB of the second part and security trustee (holders of bonds and debts issued by SCB pursuant to its debt and corporate restructuring scheme) of the third part in respect of the constitution and issuance by SB of a redeemable unsecured bond upon the terms and subject to the conditions therein contained (" **Subordinated Bond Agreement"**), SB will be released and discharged absolutely from all its obligations set out in the Subordinated Bond Agreement and SCB will be released and discharged absolutely from its obligation in respect of the payment of the inter-company loan outstanding and payable by SCB to SB.

5.1.2 Basis of Determining the Disposal Consideration

The disposal consideration was arrived at on a willing-buyer willing-seller basis after taking into consideration the consolidated net tangible assets (**"NTA"**), the historical earning records, the earnings potential of the SB Group, and the assumption of liabilities by QCL as at the Completion Date of the Proposed Disposal of SB. The NTA and profit after tax of the SB Group for the financial year ended 30 June 2004 and the three (3) months ended 30 September 2004 are shown in Table 2.

5.1.3 Basis of Determining the Issue Price of LFIB Shares

The issue price of RM2.74 per **LFIB** Share is based on the Volume Weighted Average Price (**"VWAP"**) of LFIB Shares for the five (5) market days ended 28 January 2005, being the lastest market day prior to the execution of the SPA on 31 January 2005, in accordance with the SC's Policies and Guidelines on Issue/Offer of Securities.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

5.1.4 *SCB Group's Date and Cost of Investment*

The SCB Group's total cost of investment in SB was RM255.68 million. SB was acquired on 14 March 2003 as part of the SCB Group's corporate and debt restructuring scheme.

5.1.5 *Utilisation of Proceeds*

The Deferred Cash Payment will be utilised by the SCB Group to repay the borrowings and to finance its working capital requirements for its day-to-day operations and/or general investment, and defray expenses pursuant to the Proposals.

5.1.6 *Related-Party Transaction*

The Proposed Disposal of SB is a related-party transaction by virtue of the interests of the related parties set out in Section 11 below.

5.2 Proposed Restricted Offer for Sale / Placement

Upon receiving the Consideration Shares, SCB proposes to dispose of all the Consideration Shares in the following manner:-

(a) Make a restricted offer for sale to the minority shareholders of SCB (**"Eligible Shareholders"**). The offer for sale document shall be issued within two (2) months upon receiving the Consideration Shares;

(b) Any Consideration Shares not taken up by the Eligible Shareholders shall be placed out by SCB to the members of the public within six (6) months from the closing date of the Proposed Restricted Offer for Sale or from the expiry date of the aforementioned two (2) months in the event the Proposed Restricted Offer For Sale is not implemented (in this situation the aforesaid placement may also be implemented by way of a restricted offer for sale) (**"Placement"**).

In the event SCB fails to implement the aforesaid Proposed Restricted Offer for Sale or Placement accordingly, LFIB may require SCB to execute placement of the Consideration Shares so long the trading price of LFIB Shares for any 10 consecutive market days after expiration of the aforementioned six (6) months is more than the issue price of the Consideration Shares.

5.2.1 *Basis of Allotment and Entitlement Date*

Upon the completion of the Proposed Disposal of SB, SCB will undertake an offer for sale of all or such number of the Consideration Shares as shall be determined by SCB (**"Offer Shares"**) to the Eligible Shareholders. The basis of allotment and entitlement date for the Proposed Restricted Offer for Sale will be announced in due course.

5.2.2 *Basis of Determining the Offer Price of the Offer Shares*

It is proposed that the Offer Shares will be offered to the Eligible Shareholders or the Placement will be implemented at a discount of not more than 10% of the 5-day VWAP of LFIB Shares on a price-fixing date to be determined after obtaining approval from the SC. The basis of allocation will be announced at a later date.

5.2.3 *Underwriting*

The Proposed Restricted Offer for Sale will not be underwritten. It is proposed that any Offer Shares which are not subscribed for by the Eligible Shareholders be placed out by SCB to selected placees who are not directors or substantial shareholders of LFIB or persons connected with.

5.2.4 *Rights Attaching to Offer Shares*

The Offer Shares shall rank *pari passu* in all respects with the then existing Shares of LFIB, except that they will not be entitled to any rights, dividends and/or distributions, which may be declared by LFIB for the financial year ending 30 June 2005.

The Offer Shares will be transferred by SCB free from all encumbrances and with all rights attaching thereto.

5.2.5 *Utilisation of Proceeds*

The gross proceeds from the Proposed Restricted Offer for Sale/Placement shall be utilised by the SCB Group to repay the borrowings and to finance its working capital requirements for its day-to-day operations and/or general investment, and defray expenses pursuant to the Proposals.

5.3 Inter-Conditionality

The Proposed Restricted Offer for Sale or Placement is conditional upon the Proposed Disposal of SB.

6. RATIONALE FOR THE PROPOSALS

SCB had acquired SB in the financial year ended 30 June 2003 as part of the SCB Group's corporate and debt restructuring scheme. SB was acquired as the SCB Group's core business and it was expected to generate sufficient cash flow to be upstreamed to SCB to repay its borrowings. However, SB's business is currently faced with intense competition in the tyre industry in Malaysia and this has affected its ability to generate sufficient cash flow to be upstreamed to SCB. In order to improve SB's performance, it would need to incur additional capital expenditure and expand its tyre business overseas which the SCB Group is unable to fund with its current tight cash flow position.

Therefore, after taking into consideration the earnings potential and cash flow contribution from SB, the Board of Directors of SCB (**"Board"**) is of the view that the Proposed Disposal of SB represents an opportunity for SCB to exit the tyre business, and to raise cash to meet the SCB Group's debt commitments and to finance its working capital requirements for its day-to-day operations.

Through the Proposed Disposal of SB and the Proposed Restricted Offer for Sale / Placement, the SCB Group will be able to raise substantial cash flow over time which can be utilised to assist the Group in meeting its debt obligations.

The Proposed Restricted Offer for Sale is intended to reward the minority shareholders of SCB for their continuous support of the SCB Group and represents an opportunity for SCB to raise cash to repay the SCB Group's debt commitments and to finance its working capital requirements for its day-to-day operations.

Upon the completion of the Proposals, the SCB Group will focus on expanding its business in the sale of light trucks under the "Pahlawan" brand. The light trucks are sourced from Dong Feng Automobile Co. Ltd. of the PRC.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja [illegible] Box 10233
50708 [illegible]

7. PROSPECTS OF THE LFIB GROUP

7.1 Malaysian Economy

The Malaysian economy accelerated its growth momentum in the first half of 2004, after a strong take-off in 2003, and is expected to surpass earlier expectations with higher growth of 7% for the whole year.

The outlook for 2005 will generally remain favourable although global growth is expected to moderate on account of high oil prices, inflationary pressures, interest rate hikes and a probable slowdown in China's economy. The emergence of these risks became apparent in the second half of 2004 and are expected to continue in 2005, with a larger impact on growth next year. Global economic growth is projected to moderate to 4.4% in 2005 from 4.6% in 2004. The stronger macroeconomic fundamentals and resilience, backed by sturdy domestic demand and broad-based growth, will however, continue to support Malaysia's GDP growth, forecast at 6% in 2005.

(Source: Economic Report 2004/2005)

7.2 Outlook for the Pulp and Paper Industry

Malaysia is a net importer of pulp and paper products although the country has an extensive forest resource with large forest areas. The privatisation and deregulation in the economy has spurred more advertising and upgrading of distribution systems for consumer goods, leading to greater use of paper packaging. The demand for paper continues to be strong despite beliefs that advances in information technology will result in a paperless global society. The demand is predicted to grow further as the growing population combines with improved income and literacy levels to contribute to an increase in paper use. Although traditionally, pulp, the raw material used to make paper, is usually sourced from trees in the forests, researchers today have found ways to turn waste from oil palm trees such as empty fruit bunches, trunks, branches and fronds into pulp. The scientific discovery has paved the way for Malaysia to increase its production of paper as the country is blessed with sufficient oil palm biomass to support the pulp and paper manufacturing industry. In fact, the Malaysian Government has identified the wood-based industry as a priority area for investment and development in the Second Industrial Master Plan which covers the period 1996 to 2005. As such, the pulp and paper industry is one of the vital sectors which has the potential for further growth.

8. INVESTMENT CONSIDERATIONS

The investment considerations involved in investing in LFIB Shares include the following:-

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

8.1 Sensitivity to Economic Conditions

The pulp and paper industry is sensitive to changes in economic conditions as it is primarily reliant on consumer demand. The demand for paper and paper-related products, which are generally consumed by the publishing, advertising and packaging industries, is correlated to business activities that take place in the economy. Although the demand for paper products may not be as sensitive as luxury goods, the industry will similarly experience a downturn during periods of recession due to reduced printing and packaging activities.

8.2 Supply and Demand of Pulp and Paper

The changing demand-supply dynamics of the pulp and paper market on both regional and global bases pose risks to players in the industry. Whilst growth in world paper usage is predicted to hold up well over the next decade mainly due to the assumption that global economic activity will advance at a faster pace, the major risk factors affecting paper demand will be competition from new electronic technologies, particularly the internet, continuing competition from older electronic media, and a shift in the structure of the general economy towards services instead of goods. On the supply side, timber inventories will be strongly influenced by the age structure, species composition and management level of existing native forests. These factors will affect the demand and supply of pulp and paper, which will directly influence prices and consequently affect the margins of producers in the industry.

8.3 Competition

Sabah Forest Industries Sdn Bhd, a subsidiary of LFIB, is currently the only integrated pulp and paper mill in Malaysia, which produces pulp solely for its own consumption. Its mill in Sabah turns pulp made from mixed tropical hardwood species into fine quality printing and writing paper. However, by international standards, Malaysian manufacturers are small when compared with global players, in particular those of Western Europe and North America, which operate at a production capacity beyond any in the ASEAN region. As a major influence on the earnings of paper producers is production capacity, larger offshore players pose significant competition in terms of the ability to operate on competitive pricing during periods of low paper prices. The larger foreign producers, which may merge or form alliances as a result of industry consolidation, are likely to have better supply management when demand falls. However, the local paper mills have survived largely by remaining small but efficient, while managing the cost of production at the same time. The industry has also managed to remain viable by focusing on niche markets and meeting the requirements of the local market.

9. EFFECTS OF THE PROPOSALS

9.1 Issued and Paid-Up Capital

The Proposals will not have any effect on the issued and paid-up capital of SCB as it does not involve any issuance of new Shares in SCB.

9.2 Substantial Shareholders' Shareholdings

The Proposals will not have any effect on the substantial shareholders' shareholdings in SCB.


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P. O. Box 10233
50708 Kuala Lumpur.

9.3 Earnings

Based on the results for the financial year ended 30 June 2004, the Proposals and the assumption of the amount payable by the SCB Group to SB will result in a net loss of approximately RM0.4 million to the SCB Group. Based on the issued and paid-up capital of the Company as at 30 June 2004, the net loss will result in a decrease in the net earnings per Share (**"EPS"**) by 0.1 sen.

The Proposed Disposal of SB is expected to be completed in end August 2005 and the Proposed Restricted Offer for Sale is expected to be completed two (2) months thereafter. As such, there will not be any impact on the earnings of the SCB Group in the financial year ending 30 June 2005. The Proposals is not expected to have a material impact to the earnings of the SCB Group in the financial year ending 30 June 2006. Pursuant to the completion of the Proposed Disposal of SB, the SCB Group will cease to derive income from SB.

9.4 NTA and Gearing Ratio

The effects of the Proposals on the NTA and gearing of the SCB Group based on the audited consolidated accounts as at 30 June 2004 are shown in Table 5.

10. CONDITIONS PRECEDENT

The Proposals are subject to the following conditions:-

(a) The approval of the SC;

(b) The approval-in-principle of Bursa Securities for the listing of and quotation for the Consideration Shares;

(c) The approval of the Foreign Investment Committee;

(d) The approval of the Ministry of International Trade and Industry;

(e) The approval of Bank Negara Malaysia (if required);

(f) The approval of the shareholders of SCB;

(g) The approval of the shareholders of LFIB;

(h) The approval of the lenders of SCB (if required);

(i) The approval of the lenders of SB (if required);

(j) The approval of the lenders of LFIB (if required); and

(k) The approval of any other relevant authorities.

The SPA provides that the above-mentioned conditions precedent shall be fulfilled within six (6) months from the date of the SPA, or such longer period as the parties may mutually agree upon in writing. The Proposed Disposal of SB will be completed within 30 business days from the date on which all the conditions precedent are fulfilled. The Proposed Restricted Offer for Sale is expected to be implemented within two (2) months from the Completion Date.

11. DIRECTORS' INTERESTS

The following directors of SCB (**"Interested Directors"**) who do not consider themselves independent in respect of the Proposed Disposal of SB, for the following reasons:-

(a) Tan Sri William H.J. Cheng (**"TSWC"**) is the Chairman and a substantial shareholder of both SCB and LFIB. He is also the Chairman of LFIB;

(b) Datuk Cheng Yong Kim (**"DAC"**) is a substantial shareholder of both SCB and LFIB;

(c) Mr. Phang Wai Yeen is an employee of two (2) subsidiaries of SCB wherein TSWC and DAC have substantial interests. He is therefore deemed to be a person connected with TSWC and DAC; and

(d) Mr. Ngan Yow Chong is an employee of SCB and the executive director of LFIB, both are companies wherein TSWC and DAC have substantial interests. He is therefore deemed to be a person connected with TSWC and DAC.

The interests of the Interested Directors in SCB and LFIB as at 28 January 2005 are set out in Table 6. In view of the foregoing and the inter-conditionality of the Proposals, the Interested Directors have abstained and will continue to abstain from all deliberations and voting on the Proposals at Board meetings of SCB. They will abstain from voting in respect of their direct and indirect shareholdings in SCB on the shareholders' resolutions pertaining to the Proposals to be tabled at an Extraordinary General Meeting (**"EGM"**) of SCB.

The Company is currently in the process of ascertaining the interests of its substantial shareholders in the Proposals. Such interests will be disclosed in the Circular to be issued to the Company's shareholders in due course.

12. DIRECTORS' STATEMENT

The Board (with the exception of the Interested Directors), having considered all aspects of the Proposals, is of the opinion that the Proposals are in the best interests of the SCB Group.

13. TIMING OF SUBMISSION TO SC

A submission to the SC on the Proposals is expected to be made within three (3) months from the date of this announcement.

14. DEPARTURE FROM SC GUIDELINES

Based on the information available to AmMerchant Bank as at the date hereof, there is no departure from the SC's Policies and Guidelines on Issue/Offer of Securities arising from the Proposals.

15. ADVISER AND INDEPENDENT ADVISER

The Board has appointed AmMerchant Bank as Adviser on the Proposals and PM Securities Sdn Bhd as Independent Adviser to the independent directors and shareholders of SCB on the Proposed Disposal of SB.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

16. DOCUMENTS FOR INSPECTION

Shareholders of SCB who wish to inspect the SPA may do so during normal business hours at the Registered Office of SCB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>



Table.DOC

Table 1 – Subsidiary Companies of SB

The subsidiary companies of SB as at 28 January 2005 are as follows:-

Company	Place of Incorporation	Effective Equity Interest (%)	Principal Activities
Silverstone Marketing Sdn Bhd	Malaysia	100.00	Distribution of tyres, rubber compounds and other related rubber products
Silverstone Polymer Industries Sdn Bhd (formerly known as Pine Castle Sdn Bhd)	Malaysia	100.00	Retreading tyres
Silverstone Tyreplus Pty Ltd	Australia	100.00	Dormant
iMpression Worldwide Inc	British Virgin Island	100.00	Acquisition of patents, patent rights, copyrights, trademarks, formulas, licences, concessions and granting of licences or rights to use in respect of the same to any other persons.

Table 2 – Historical Audited Consolidated Financial Data of the SB Group

Year Ended 30 June	2000 RM'000	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000	Unaudited 3 Months Ended 30.09.2004 RM'000
Turnover	219,761	223,335	223,731	223,051	230,639	59,877
Profit / (loss) before taxation and exceptional items	16,100	10,058	10,010	4,271	2,608	(1,522)
Exceptional items	-	(2,000) [a]	(2,000) [a]	-	-	-
Profit / (loss) before taxation and after exceptional items	16,100	8,058	8,010	4,271	2,608	(1,522)
Taxation	-	-	(5,573)	(2,780)	(2,291)	-
Profit / (loss) after taxation	16,100	8,058	2,437	1,491	317	(1,522)
Minority interests	-	-	-	-	-	-
Profit / (loss) attributable to shareholders	16,100	8,058	2,437	1,491	317	(1,522)
Paid-up capital	203,877	203,877	203,877	203,877	203,877	203,877
Net EPS / (Loss per Share) (sen)	7.90	3.95	1.20	0.73	0.16	(0.01)
NTA	247,609	255,709	293,521	294,916	295,095	293,641
NTA per Share (RM)	1.21	1.25	1.44	1.45	1.45	1.44
Current ratio (times)	0.60	0.90	0.63	0.75	0.74	0.73
Gearing (times)	0.50	0.28	0.34	1.08	1.07	1.07
Gross dividend rate (%)	-	-	-	-	-	-

Note:-

a *The exceptional items are in relation to allowance for amount due from ultimate holding company.*

Table 3 – Historical Audited Consolidated Financial Data of the LFIB Group

Year Ended 30 June	2000 RM'000	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000	Unaudited 3 Months Ended 30.09.2004 RM'000
Turnover	573,412	539,505	468,074	475,150	765,096	178,613
Profit/(Loss) before taxation	67,550	34,440	1,556	10,368	39,351	16,708
Taxation	(1,990)	(2,450)	(1,589)	(2,982)	(5,039)	(1,980)
Profit/(Loss) after taxation	65,560	31,990	(33)	7,386	34,312	14,728
Minority interests	(1,720)	(1,058)	(271)	(439)	(306)	(319)
Profit/(Loss) attributable to shareholders	63,840	30,932	(304)	6,947	33,506	14,409
Paid-up capital	203,043	203,219	203,219	203,219	203,218	203,341
Net EPS / (LPS) (sen)	31.44	15.22	(0.15)	3.42	16.49	7.09
NTA	1,273,327	1,314,678	1,324,744	1,339,828	1,357,987	1,375,193
NTA per Share (RM)	6.27	6.47	6.52	6.59	6.68	6.76
Current ratio (times)	2.09	2.52	3.61	4.62	3.88	3.79
Gearing (times)	0.04	0.03	0.02	0.01	0.01	0.02
Gross dividend rate (%)	1.0	0.1	0.1	8.0	17.5	-

Note:-

LPS *Loss per Share*

Table 4 – Substantial Shareholders and Directors of LFIB

Substantial Shareholders	Directors
TSWC	TSWC
DAC	Chang Chee Seng
Lion Realty Pte Ltd	Ngan Yow Chong
Lion Development (Penang) Sdn Bhd	Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Horizon Towers Sdn Bhd	Dato' Mohamad bin Haji Ahmad
Lion Corporation Berhad	Dato' Dali Mahmud Hashim
Lion Industries Corporation Berhad	Zainab binti Dato' Hj. Mohamed
Lion Diversified Holdings Berhad	Dato' Kalsom binti Abd. Rahman
LDH (S) Pte Ltd	
LLB Nominees Sdn Bhd	
Amsteel Mills Sdn Bhd	
Steelcorp Sdn Bhd	
LLB Steel Industries Sdn Bhd	

AmMerchant Bank Berhad (23742-V)
21st-28th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
[illegible] Kuala Lumpur.

Table 5 – Effects on NTA and Gearing Ratio

	Audited as at 30.06.04 RM'000	After Proposed Disposal of SB RM'000	[a] After Proposed Restricted Offer for Sale RM'000
Share Capital	338,535	338,535	338,535
Share Premium	81,525	81,525	81,525
Other Reserves	98,448	61,876	61,876
Accumulated Losses	(354,026)	(346,367)	(353,628)
Shareholders' Equity	164,482	135,569	128,308
Less: Intangible Assets	(14,414)	(14,414)	(14,414)
NTA	150,068	121,155	113,894
NTA per Share (RM)	0.44	0.36	0.34
Total Borrowings	665,773	590,605	590,603
Gearing Ratio (times)	4.05	4.36	4.50

Note:-

a *Assuming that 26.5 million Offer Shares are offered to the minority shareholders of SCB at RM2.47 per Offer Share i.e. at a ten percent (10%) discount to the issue price of RM2.74.*

AmMerchant Bank Berhad (23742-V)
Bergunan AmBank Group,
21st Floor, Bangunan AmBank Group, P.O. Box 10233
Jalan Raja Chulan,
50708 Kuala Lumpur.

Table 6 – Interests of Interested Directors in SCB and LFIB as at 28 January 2005

Interests of Interested Directors	Direct No. of Shares	%	Indirect No. of Shares	%	Number of Options
<u>Interests in SCB</u>					
TSWC	6,000	0.002	204,223,201	60.33	-
DAC	1,963	0.0006	203,512,646	60.12	-
Phang Wai Yeen	1,252,824	0.37	-	-	-
Ngan Yow Chong	-	-	-	-	-
<u>Interests in LFIB</u>					
TSWC	-	-	171,609,992	81.86	-
DAC	-	-	171,609,992	81.86	-
Phang Wai Yeen	-	-	-	-	-
Ngan Yow Chong	-	-	-	-	^ 350,000

Note:-

^ *Options granted pursuant to the LFIB's Executive Share Option Scheme*



Form Version 2.0

General Announcement

Reference No MM-050202-40866

Submitting Merchant Bank (if applicable)	:	AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Silverstone Corporation Berhad
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	Tan Keng Lin / Ho Ming Hon
* *Designation*	:	*Director / Assistant Manager*

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY SCB OF ITS ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("CONSIDERATION SHARES") AND BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB")

(B) PROPOSED RESTRICTED OFFER FOR SALE OF THE CONSIDERATION SHARES BY SCB TO ITS MINORITY SHAREHOLDERS ("PROPOSED RESTRICTED OFFER FOR SALE") AND/OR PLACEMENT TO THE MEMBERS OF PUBLIC ("PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

* **Contents :-**

This announcement is dated 2 February 2005.

We refer to the announcement in relation to the Proposals, made by AmMerchant Bank Berhad ("**AmMerchant Bank**") on behalf of SCB on 31 January 2005.

On behalf of SCB, AmMerchant Bank wishes to clarify that the effect on earnings of the SCB Group disclosed under Section 9.3 of the above-mentioned announcement, should read as a net gain of RM0.4 million instead of a net loss of RM0.4 million. Accordingly, the net gain will result in an increase in the net earnings per Share by 0.1 sen instead of a decrease in net earnings per share by 0.1 sen.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 02/02/2005 05:41:35 PM
Reference No SC-050202-53A1B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SILVERSTONE CORPORATION BERHAD
*	Stock name	: SILSTON
*	Stock code	: 5061
*	Contact person	: WONG PHOOI LIN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

1. Proposed disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion") to Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory) ("DF Tyre") for a cash consideration of Rmb1; and

2. Proposed settlement of inter-company balances due to Lion Rubber Industries Pte Ltd and Silverstone Berhad by Dong Feng Lion for a total cash consideration of Rmb60 million.

* Contents :-

1. INTRODUCTION

The Company had on 28 June 2004 announced that Lion Rubber Industries Pte Ltd ("Lion Rubber"), a 70% owned subsidiary of Silverstone Tyre (S) Pte Ltd, which is in turn an 80% owned subsidiary of SCB, had on even date entered into a sale and purchase agreement with Beijing Jing Cheng Zhanye Bio-Technology Co Ltd ("Beijing Jin Cheng") to dispose of 10% equity interest in Dong Feng Lion for a cash consideration of Rmb1 (approximately RM0.46) ("Proposed 10% Disposal"). The Proposed 10% Disposal is pending completion.

The Board of Directors of SCB ("Board") wishes to announce that Lion Rubber had on 2 February 2005 entered into an agreement with Beijing Jin Cheng to terminate the sale and purchase agreement in relation to the Proposed 10% Disposal and on even date, entered into a sale and purchase agreement ("Agreement") with Silverstone Berhad ("SB"), a wholly-owned subsidiary of SCB, and DF Tyre for the following:

i) Lion Rubber proposes to dispose of its entire 55% equity interest in Dong Feng Lion for a cash consideration of Rmb1 (approximately RM0.46) ("Proposed 55% Disposal"); and

ii) DF Tyre proposes to settle inter-company balances due to Lion Rubber and SB by Dong Feng Lion amounting to Rmb91.05 million (approximately RM41.79 million) and Rmb11.15 million (approximately RM5.12 million) by cash payment of a total of Rmb50 million (approximately RM22.95 million) and Rmb10 million (approximately RM4.59 million) respectively as full and final settlement of the inter-company balances ("Proposed Settlement").

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary - 2 FEB 2005

(The Proposed 55% Disposal and Proposed Settlement shall collectively be referred to as the "Proposals")

(An exchange rate of Rmb1 : RM0.459 is used in this announcement)

2. INFORMATION ON DONG FENG LION

Dong Feng Lion is a joint-venture company set up in December 1993 between Lion Rubber and DF Tyre, with an equity ratio of 55:45.

Dong Feng Lion is principally engaged in the manufacturing and sale of a comprehensive range of radial passenger car tyres, bias and radial light truck tyres, bias and radial medium commercial truck tyres. Dong Feng Lion operates in the city of Shiyan, Hubei in the People's Republic of China ("PRC") and has a planned production capacity of approximately 2.3 million pieces of tyres annually.

3. INFORMATION ON DF TYRE

DF Tyre was incorporated in 1993 with a registered capital of Rmb192.61 million (approximately RM88.41 million). DF Tyre is a State-Owned Enterprise of the Provincial Government of Hubei in the PRC.

The principal activities of DF Tyre is manufacturing and selling of tyres.

4. DETAILS OF THE PROPOSALS

4.1 Proposed 55% Disposal

Lion Rubber proposes to dispose of its entire 55% equity interest in Dong Feng Lion to DF Tyre for a cash consideration of Rmb1. The original cost and date of investment of Lion Rubber in Dong Feng Lion was RM86.3 million and 26 March 1994, respectively.

4.2 Proposed Settlement

DF Tyre proposes to settle the inter-company balances owing by Dong Feng Lion to Lion Rubber and SB amounting to Rmb91.05 million and Rmb11.15 million by cash payment of a total of Rmb50 million and Rmb10 million respectively as full and final settlement of the inter-company balances.

4.3 Basis of Disposal Consideration

The cash consideration for the Proposed 55% Disposal of Rmb1 and the Proposed Settlement of Rmb60 million were arrived at after negotiations on a willing buyer-willing seller basis taking into consideration the losses incurred by Dong Feng Lion for the past several years and the unaudited negative shareholders' funds as at 31 December 2004 of Rmb387.0 million (approximately RM177.63 million).

4.4 Mode of payment

The cash consideration of Rmb1 for the Proposed 55% Disposal shall be paid by DF Tyre

within three days upon the signing of the Agreement whereas the cash payment of Rmb60 million for the Proposed Settlement shall be payable by DF Tyre in the manner as set out in Table 1.

4.5 Other salient terms of the Agreement

a) In the event of a delay in payment made by DF Tyre to Lion Rubber and SB in accordance with the payment schedule as set out in Table 1, a default interest will be charged at 0.5% per day on the outstanding payment amount.

b) In the event DF Tyre fails to make the respective payments accordingly for 30 days, Lion Rubber and SB shall have the right to terminate the Agreement or recover any outstanding amounts pursuant to the Guarantee.

c) If Lion Rubber and SB elect to terminate the Agreement, the Deposit paid shall be forfeited and Lion Rubber shall retain the 55% stake in Dong Feng Lion. The Proposed Settlement shall be revoked and DF Tyre shall ensure that Dong Feng Lion repays all the inter-company balances owed to Lion Rubber and SB together with interest.

5. RATIONALE FOR THE PROPOSALS

Dong Feng Lion has been making substantial losses and to turnaround the operations, the company requires further injection of substantial amount of cash for working capital and capital expenditure. In view of SCB's tight cash flow position, SCB Group is not in the position to continue to support the operations of Dong Feng Lion and it is therefore proposed that the Company disposes of its entire stake in Dong Feng Lion.

The Proposed Settlement will result in a cash inflow to Lion Rubber of Rmb50 million (approximately RM22.95 million), which will be utilised for the repayment of bank borrowings of SCB, and a cash inflow to SB of Rmb10 million (approximately RM4.59 million) which will be utilised for the working capital of SB.

6. FINANCIAL EFFECTS

i. Share Capital

There will be no effect on the issued and paid-up capital of SCB as the Proposals do not involve the issuance of SCB shares.

ii Earnings

The Proposals are expected to improve the SCB Group's consolidated net earnings per share by approximately 7 sen for the financial year ending 30 June 2005.

iii Net Tangible Assets ("NTA")

On a proforma basis, the Proposals are expected to increase the NTA per SCB share by approximately 7 sen based on the audited consolidated balance sheet as at 30 June 2004.

7. CONDITIONS TO THE PROPOSALS


SILVERSTONE CORPORATION BERHAD (41515-D)

guaranteed by China Construction Bank, Shiyan Branch ("Guarantee") and no interest shall be payable on the aforesaid deferred payment.

SILVERSTONE CORPORATION BERHAD (41515-D)



Secretary

- 2 FEB 2005